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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER

8-24054

AUG 3 0 2024

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/23__ AND ENDING __06/30/24__
(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Selkirk Investments, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__421 W. Riverside Ave, Suite 1020B__
(No. and Street)

__Spokane__	__WA__	__99201__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Robert B. Clark__	__509-777-2900__	__rclark@selkirkinvest.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Goldman & Company, CPA's PC__
(Name – if individual, state last, first, and middle name)

__3535 Roswell Road, Suite 32__	__Marietta__	__GA__	__30062__
(Address)	(City)	(State)	(Zip Code)
__06/25/2009__		__1952__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

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* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Robert B Clark , swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of Selkirk Investments, Inc , as of
6/30 , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.

Signature: _____

Title:
President

_____
Notary Public

This filing contains (check all applicable boxes):**
- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: A Copy of SIPC Supplemental Report _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SELKIRK INVESTMENTS, INC.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Shareholder of
Selkirk Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Selkirk Investments, Inc. as of June 30, 2024, and the related statements of operations, changes in stockholder's equity, statement of changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Selkirk Investments, Inc. as of June 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Selkirk Investments, Inc.'s management. Our responsibility is to express an opinion on Selkirk Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule of Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Selkirk Investments, Inc.'s financial statements. The supplemental information is the responsibility of Selkirk Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in the Schedule of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as Selkirk Investments, Inc.'s auditor since 2023.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
August 28, 2024

1

SELKIRK INVESTMENTS, INC.
Statement of Financial Condition
June 30, 2024

ASSETS

Cash and Cash Equivalents	$	56,392
Deposits with clearing broker		52,155
Deposits with CRD		132
Accounts receivable		61,611
Officer advances		3,150
Intangible Asset, net of accumulated amortization		39,848
Rights of Use Asset, net of accumulated amortization		41,303
Investments		20,100
Total Assets	$	274,691

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued liabilities	$	64,978
Accrued vacation & sick		15,630
Accrued payroll taxes		1,597
Subordinated Loan and Secured Demand Note		35,000
Collateral in excess of FINRA requirements		100
Leases Payable		
Total Right-of-Use lease liability		43,652
Total Liabilities		160,957

STOCKHOLDERS' EQUITY

Capital stock - no par value, 200,000 shares authorized;		
115,000 shares issued and outstanding	$	30,000
Paid-in capital		385,540
Accumulated deficit		(301,806)
Total Stockholders' Equity		113,734
Total Liabilities and Stockholders' Equity	$	274,691

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Statement of Operations
Year Ended June 30, 2024

REVENUES		
Commissions (net of trading charges)	$	678,572
Interest		1,801
Total Revenue		680,373
EXPENSES		
Commissions	$	369,715
Employee compensation and benefits		146,556
Occupancy and equipment rental		41,713
Taxes		35,639
Communications		1,658
Other operating expenses		94,143
Total Expenses		689,424
LOSS BEFORE TAXES	$	(9,051)
FEDERAL INCOME TAXES		--
NET LOSS	$	(9,051)
Loss per share, basic and diluted	$	(0.08)
Weighted average common shares outstanding, basic and diluted		115,000

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2024

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
BALANCE, BEGINNING OF YEAR	$ 30,000	$ 385,540	$ (292,755)	$ 122,785
ADD (DEDUCT):				
Net Loss	-	-	(9,051)	(9,051)
BALANCE, END OF YEAR	$ 30,000	$ 385,540	$ (301,806)	$ 113,734

The accompanying notes are an integral part of these financial statements.

4

Selkirk Investments, Inc.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
June 30, 2024

Balance, beginning of period - July 1, 2023:	$	35,000
Increases		0
(Decreases)		0
Balance, end of period - June 30, 2024:	$	35,000

The accompanying notes are an integral part of these financial statements.

SELKIRK INVESTMENTS, INC.
Statement of Cash Flows
Year Ended June 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(9,051)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Amortization		3,393
Change in:		
Accounts receivable		(6,859)
Deposit w/ Clearing Broker		(984)
Deposit w/ FINRA		18
Owner advances		1,328
Accounts payable and accrued liabilities		5,582
Net change in right of use asset and liability		(882)
Net cash used in operating activities	$	(7,455)
CASH FLOW FROM INVESTING ACTIVITIES		-
NET DECREASE IN CASH AND CASH EQUIVALANTS	$	(7,455)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	$	63,847
CASH AND CASH EQUIVALENTS END OF YEAR	$	56,392

The accompanying notes are an integral part of these financial statements.

6

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Selkirk Investments, Inc. ("Selkirk"), located in Spokane, Washington, operates as an introducing broker/dealer, clearing transactions with and for customers on a fully disclosed basis through another broker/dealer.

Effective January 1, 1995, pursuant to a plan of reorganization, the Company became a wholly owned subsidiary of Empire Financial Group Incorporated ("EFGI"). At that date, the shareholders transferred all issued and outstanding shares of stock of Selkirk to EFGI in exchange for shares of EFGI.

Selkirk's year-end is June 30.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Selkirk Investments, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less that are available to meet the cash needs of Selkirk.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting.

Use of Estimates
The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Actual results could differ from those estimates.

Compensated Absences
Employees are entitled to paid vacation, sick days, and personal days off depending on job classification, length of service, and other factors. On June 30, 2024, a total of $15,630 had been accrued for future compensated absences.

SELKIRK INVESTMENTS, INC.
Notes to Financial Statements
June 30, 2024

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and Equipment
Selkirk sold its furniture and equipment to its parent, Empire Financial Group, in 1999 at book value. EFGI leases the furniture and equipment back to Selkirk on an operating lease for $40 per month. The operating lease is updated annually.

Earnings (losses) per share
Basic and diluted earnings (losses) per share are presented in accordance with FASB ASC Topic 260 – Earnings per Share and are calculated on the basis of the weighted average number of common shares outstanding during the period. Basic earnings per share include no dilution and are computed by dividing net income available to common shareholders by the weighted average common shares outstanding. Diluted earnings per share calculations include the dilutive effect of common stock equivalents in years with net income. Basic and diluted earnings per share, ($.08) as of June 30, 2024, are the same due to the absence of common stock equivalents.

Commission Revenue and Related Expenses

The Company adheres to ASU 2014-9 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, ASC 606). ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring goods or services to a customer. The services that fall within the scope of ASC 606 include mutual fund, brokerage commissions, and insurance and annuity.

Selkirk recognizes income from trades made and investing activities, including its portion of any shared commissions on a trade date basis in which there is no significant difference between the trade date and the settlement date basis.

Commission and fee revenue for the year-end June 30, 2024, is composed of the following:

Mutual Fund Distribution Fee:	$1,901
Insurance and Annuity Distribution Fees:	2,760
Brokerage Commissions:	633,982
Client Fees:	39,929
	$678,572

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Total commission expense recorded for the year ended June 30, 2024, was $369,715 which includes all commissions paid to the Company's securities representatives.

Receivables
Receivables at June 30, 2024, consist of commissions due from insurance brokers, mutual funds and our clearing firm. Management has determined that an allowance for doubtful receivables is not necessarily based on a review of historical losses, of which there were none. Receivables on June 30, 2023, were $54,753.

Income Taxes
Federal income taxes are calculated in accordance with ASC Topic 740 – *Income Taxes* and have been computed at statutory rates. See Notes 5 and 6. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI.

Fair Value of Financial Instruments
The Company's financial instruments as defined by Topic 820 – Fair Value Measurements and Disclosures include cash, accounts receivable, accounts payable, and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value on June 30, 2024.

Fair Value of Investments
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
>Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.
>Level 2: Inputs are inputs (other than quoted prices included in Level 1) that are observable for the assets or liabilities, either directly or indirectly.
>Level 3: Unobservable inputs for assets or liabilities and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

information available in the circumstances and may include the Company's own data.)

The Company had an investment in a certificate of deposit (CD) with Wheatland Bank as of June 30, 2024, with a market value of $20,100 which is included in Investments on the statement of financial condition. The CD matures annually on June 26 at an interest rate of 3.68%. Interest income is $740 for the year ended June 30, 2024.

Anti-Money Laundering
The Company has adopted anti-money laundering policies in compliance with the 2001 US Patriot Act. Title III of the Patriot Act imposes obligations on brokers/dealers and other financial institutions under new anti-money laundering provisions and amendments to the existing Bank Secrecy Act requirements. Each employee has read the policy and attended an annual meeting to comply with the Company policy.

Intangible Asset
The Company purchased from a former owner his book of client's ownership interest in Empire Financial Group during the year ended June 30, 2021. This purchase was subject to impairment, which management estimates over a 15-year period. As of June 30, 2024, the intangible asset is as follows:

Intangible asset – purchase agreement	$50,797
Accumulated amortization and impairment	(10,949)
	$39,848

Leases
The Company recognizes and measures it leases in accordance with FASB ASC 842, *Leases.* The Company is a lessee in several noncancellable operating leases, for office space and telephones. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct cost, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of the lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

New Accounting Standards
The Company is evaluating new accounting standards and will implement as required.

NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Broker-dealer commissions are generated when the Company buys and sells securities on behalf of its customers and clients. The Company is paid commissions net of related clearing expenses recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer and client). The Company's performance obligation is satisfied on the trade date, as that is when the underlying financial instrument or purchaser is identified as well as when the risk and awards of ownership are transferred to or from the customer and client. The Company charges new trading fees through its clearing firm for service charges.

Mutual Fund, Insurance, and Annuity distribution fees are calculated based on a fixed rate multiplied by net asset value of the fund or account value of an insurance annuity contract. The performance obligation is recognized over time as the services are provided typically sales and marketing of the mutual fund or insurance and annuity policy. These fees are meant to cover distribution costs, which are marketing and selling fund shares or issuance and annuity policies.

NOTE 4 – NET CAPITAL REQUIREMENT

Selkirk is subject to the Securities and Exchange Commission's ("SEC") uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio aggregated indebtedness to net capital, both as defined, shall not exceed 1,500% (15 to 1). On June 30, 2024, Selkirk had a net capital of $105,404 which is $55,404 more than its required net capital of $50,000. Selkirk's ratio of aggregate indebtedness to net capital was 0.8031 to 1. Selkirk is exempt from SEC Rule 15c3-3, computation for determination of reserve requirement and information relating to the possession or control requirement because it does not carry security accounts for customers or perform custodial functions relating to customers' securities.

NOTE 5 - FEDERAL INCOME TAX

Federal income taxes are calculated in accordance with ASC Topic 740 *Income Taxes* and have been computed at statutory rates. Selkirk is part of a consolidated federal tax filing by its parent company, EFGI on a calendar year basis. All taxes are filed under Washington State tax jurisdiction along with all federal taxes. Subsequently, the last three years of tax returns dating back to 2019 are open for examination. The current tax provision shown on the Company's statement of operations represents the federal income tax the Company would have incurred on a separate basis, although federal income tax returns are filed on a consolidated basis by its parent on a calendar year basis. In accordance with regulatory requirements and ASC Topic 980 Regulated Operations, the Company has a tax liability for the fiscal year ended June 30, 2024, of $1,359 (See Notes 2 and 6). This estimated income tax liability will be offset against a net operating loss carried forward at the consolidated federal tax filing of Selkirk's parent company, EFGI.

The Company has a tax net operating loss on June 30, 2024, of $63,467, which management believes will not be realized. In recognition of this risk, the Company has a valuation allowance of $13,328 on the deferred tax asset related to this Federal NOL carryforward. If or when recognized, the tax benefit related to any reversal of the valuation allowance on deferred tax assets as of June 30, 2024, will be accounted for as a reduction of income tax expense and recorded as an increase in equity.

The Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained. If the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a tax return, the Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions from which a provision or liability for income taxes is necessary.

Liability to the parent from income taxes for June 30, 2024, which has been offset by the net operating loss carryforward, consists of the following:

	Federal
Current	$ 1,359
Deferred	--
Total	$ 1,359

The difference between the current tax provision and the expected amount based on the current Federal tax rate of 21% is permanent differences for ½ meals and entertainment and life insurance.

NOTE 6 – RELATED PARTY TRANSACTIONS

Selkirk leases office furniture and fixtures from its parent corporation, as described in Note 7. During the year ended June 30, 2024, these lease payments totaled $523.

During the year, $58,839 in personal expenses of an officer of the Company who is also the 100% owner of its parent were paid by the Company with $3,150 remaining receivable from the officer as of June 30, 2024, presented on the Statement of Financial Condition. The receivable as of June 30, 2023, was $4,478.

During the year ended June 30, 2024, commissions of $369,715 were paid to this officer and presented on the Statement of Operations as Commissions expense.

As of June 30, 2024, Selkirk owed $20,000 to this officer of the Company and his spouse under a secured demand note agreement, which is collateralized by a certificate of deposit for $20,100 as described in Note 2.

Interest is payable quarterly to the officer and spouse at 5% annually. Through the end of the year, the unpaid interest accrued and owed amounted to $11, and the total interest paid was $1,003. The repayment of the borrowings under the secured demand note agreement originally dated June 26, 2014, and last amended effective June 26, 2017, were automatically extended to June 26, 2025.

As of June 30, 2024, Selkirk owed $15,000 to this officer of the Company under a subordinated loan agreement, which is collateralized by a demand deposit in the same amount. Interest is payable quarterly to the officer at 5% annually. Through the end of the year, the unpaid interest accrued and owed to the officer amounted to $125 and the total interest paid to the officer was $752. The repayment of the borrowings under the subordinated loan agreement originally dated February 9, 2018, was automatically extended to February 9, 2026.

The secured demand note and the subordinated loan agreement both allow the lender to cancel, with notice, the automatic renewal provision. They are covered by subordination agreements approved by FINRA and are thus available in computing net capital under the SEC's uniform net capital rule.

Selkirk is part of a consolidated federal tax filing by its Parent, EFGI. See Notes 2 and 5.

SELKIRK INVESTMENTS, INC.
Notes to Financial Statements
June 30, 2024

NOTE 7 – OPERATING LEASE AGREEMENTS

Selkirk leases furniture and fixtures, a postage machine, and a copier under short-term operating leases. Lease payments for the aforementioned expenditure categories in the year ended June 30, 2024, were $523, $332, and $2,925, respectively.

The lease for furniture and fixtures is an annual lease with its Parent, as described in Note 6, which currently calls for a monthly payment of $40, and is in effect until November 2024.

In July 2024, the Company leased a postage machine, which calls for quarterly payments of $87 and is in effect until June 2025.

The Company leased a copier with monthly payments of $224 which is in effect until July 2023 and is automatically renewable for a one-year period unless you give a 60-day notice in which the Company did not give notice.

NOTE 8– LEASE COMMITMENTS

The Company's long-term operating lease agreements cover office space and telephones. The Company's leases are predominantly operating leases, which are included in operating lease assets and operating lease liabilities on the Company's statement of financial condition. The Company's current lease arrangement expires in 2025. The Company, in general, is not certain that it will renew the lease, therefore renewal is not considered in the lease term or the right-of-use asset and the lease liability balances.

The Company's lease population does not include any residual value guarantees, and therefore none were considered in the calculation of the lease balances.

For leases with terms greater than 12 months, right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its incremental borrowing rate. The Company used the incremental borrowing rate to determine the commencement date net present value of the lease. The Company's lease agreements generally do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates the company's incremental borrowing rate based on information available at either the implementation date of Topic 842 or at lease commencement for leases entered into thereafter in determining the present value of future payments. Lease expense for the net present value of payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less

NOTE 8– LEASE COMMITMENTS (continued)

with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the statement of financial condition.

The components of lease cost for the year ended June 30, 2024, are as follows:

Operating lease cost $38,194

Amounts reported in the statement of financial condition as of June 30, 2024, were as follows:

Operating lease right-of-use (ROU) asset $41,303
Operating lease liability $43,652

Other information related to leases as of June 30, 2024, is as follows:

Weighted average remaining lease term   2 years
Weighted average discount rate   2.10%

Maturities of lease liabilities under noncancelable operating leases as of June 30, 2024, are as follows:

Year ending June 30, 2025	$38,221
Year ending June 30, 2026	$ 6,365
	$44,586
Less Discounts	(934)
ROU Liability	$43,652

NOTE 9 – HILLTOP DEPOSIT ACCOUNT

The Company maintains a deposit account with Hilltop Securities for the purpose of guaranteeing funds available for trading activity. The balance on June 30, 2024, in this account, is $52,155.

NOTE 10 – CENTRAL REGISTRATION DEPOSITORY ACCOUNT

Selkirk Investments, Inc. maintains a central registration depository account (CRD) account which is used to settle fees charged to the Company by FINRA. The Company is required to maintain a positive balance in this account. As of June 30, 2024, the CRD account had a balance of $132.

NOTE 11 – RULE 17a-5

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the audited statement of the financial condition of the Company as of June 30, 2024, is available for examination and copying at Selkirk's offices and at the commission's website, www.sec.gov/Edgar.

NOTE 12 – SUBSEQUENT EVENTS

As of August 28th, 2024, the date the financial statements were available to be issued, management has evaluated events occurring subsequent to the date of the financial statements and there were no events that would require disclosure and/or any adjustments to the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Selkirk Investments, Inc.

We have reviewed management's statements, included in the accompanying Selkirk Investments, Inc.'s Annual Exemption Report, in which Selkirk Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Selkirk Investments, Inc. claimed an exemption from both 17 C.F.R. §240.15c3-3: (k)(2)(ii), and Footnote 74 of the SEC Release No. 34-70073 (the "exemption provisions") and (2) Selkirk Investments, Inc. stated that Selkirk Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

In addition, Selkirk Investments, Inc. did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception

Selkirk Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Selkirk Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 and Footnote 74 of the SEC Release No. 34-70073 under the Securities Exchange Act of 1934.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
August 28, 2024

SELKIRK INVESTMENTS, INC.
Exemption Report

Selkirk Investments (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ending June 30, 2024, without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-7003 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) or Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers: and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Selkirk Investments, Inc.

I Robert B. Clark, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President

Date: _____

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SELKIRK INVESTMENTS, INC.
Computation of Net Capital Under Rule 15 C3-1
June 30, 2024

NET CAPITAL:

Total stockholders' equity	$	113,734
Liabilities subordinated to claims of general creditors allowable		35,000
Non-allowable receivable		(3,382)
Non-allowable fixed asset and Excess ROU asset		(39,848)
Haircut on subordinated securities borrowings		(100)
NET CAPITAL AT JUNE 30, 2024	$	105,404

AGGREGATE INDEBTEDNESS:

Total liabilities	$	84,654
TOTAL AGGREGATE INDEBTEDNESS	$	84,654

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Net capital	$	105,404
Less: minimum net capital required		(50,000)
Net capital in excess of minimum requirement	$	55,404

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	80.31%

PERCENTAGE OF DEBT TO DEBT-EQUITY COMPUTED IN ACCORDANCE WITH RULE 15C-3-1(D)	13.45%

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17 A-5 AS OF JUNE 30, 2024

The accompanying notes are an integral part of these financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholder of
Selkirk Investments, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Selkirk Investments, Inc. and the SIPC, solely to assist you and SIPC in evaluating Selkirk Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2024.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement **on January 26, 2024 via ACH**, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2024, **noting trivial differences;**

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, **noting no differences;**

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, **noting trivial differences;** and

5) Compared the amount of any overpayment (if any) applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences. **None noted.**

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Selkirk Investments, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
August 28, 2024

Selkirk Investments, Inc.
General Assesment Reconciliation
Pursuant to Form SIPC-7
June 30, 2024

General Assessment per Form SIPC - 7	$	965
Less payments made with Form SIPC-6		(460)
Assessment Balance Due	$	505

Selkirk Investments, Inc.
Reconciliation of Computation of Aggregate Indebtedness
and Net Capital with that of the Registrant as Filed in
Part II of Form X-17A-5
June 30, 2024

AGGREGATE INDEBTEDNESS:

Aggregate indebtedness as reported by registrant	$	84,934
Net audit adjustments:		(280)
Aggregate indebtedness as computed on page 18	$	84,654

NET CAPITAL:

Net capital as reported by registrant	$	105,124
Net audit adjustments:		280
Net capital as computed on page 18	$	105,404
Debt to Equity		13.45%

The accompanying notes are an integral part of these financial statements.

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